UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Filing of the 2004 Form 20-F

On 30 March 2005 Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company (the Registrants) filed the 2004 Annual Report on Form 20-F for the year ended 31 December 2004 with the U.S. Securities and Exchange Commission (SEC).

This document can be downloaded from www.shell.com/20f or www.sec.gov.

The Royal Dutch/Shell Group of Companies financial statements in the Annual Report on Form 20-F have been prepared under US Generally Accepted Accounting Principles (GAAP) and Netherlands GAAP.

Consistent with the earlier guidance provided on 3 February 2005 on the impact of the reserves restatement on the financial statements, net income for the year ended 31 December 2004 was $18.2 billion. Cash generation, including cash from operations and divestments, was $33 billion.

The proved reserves base at the end of 2004, including associates, was 11.9 billion barrels of oil equivalent (boe), excluding the Athabasca oil sands mining reserves of 0.6 billion boe. Consistent with earlier guidance, the Reserve Replacement Ratio (RRR), excluding the impact of divestments and year-end pricing and including associates, was 49%, within the 45%-55% range as provided on 3 February 2005. Including the impact of divestments and year-end pricing, the RRR was 19%, within the 15-25% range as provided on 3 February 2005. Including the Athabasca Oil sands mining reserves would raise the RRR by 4%. Shell continues to target at least 100% Reserves Replacement over the period 2004-2008, including associates.

Separately, a schedule of the 2004 financial statements by quarter, as prepared under US GAAP, has been provided. This schedule can be downloaded from www.shell.com/investor under “Quarterly Results”.

With the filing of the 2004 Annual Report on Form 20-F, Shell remains on schedule with the timetable for the proposals to shareholders for the unification of the Royal Dutch/Shell Group of Companies under a single parent company, Royal Dutch Shell plc.

END

Contact - Investor Relations

UK:	David Lawrence	+44 20 7934 3855
UK:	Ingrid Turley	+44 20 7934 2224
Continental Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Contact – Media

International & UK:	Stuart Bruseth	+44 20 7934 6238
	Andy Corrigan	+44 20 7934 5963
	Simon Buerk	+44 20 7934 3453
	Bianca Ruakere	+44 20 7934 4323
	Bernadette Cunnane	+44 20 7934 2713
	Susan Shannon	+44 20 7394 3277
The Netherlands:	Henk Bonder	+31 70 377 8750

Disclaimer statement This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “expected producible resources” and “amount of reserves we expect to produce”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Company Secretary (J E Munsiff)

Company Secretary (M.C.M. Brandjes)

Date: 31 March 2005